UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FST Corp.

Full Name of Registrant

Former Name if Applicable

No. 3, Gongye 1st Rd.

Address of Principal Executive Office (Street and Number)

Minxiong Township

Chiayi County 621018, Taiwan

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

FST Corp. (the “Company”) has determined that it is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “Form 20-F”) by the prescribed filing date without unreasonable effort or expense. The Company currently anticipates that the Form 20-F will be filed within the extension period provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Form 20-F is taking more time to finalize than planned due to a significant level of company resources being diverted to the closing of the Company’s business combination, pursuant to that certain Business Combination Agreement, dated December 22, 2023, by and among the Company, Chenghe Acquisition I Co., FST Merger Ltd. and Femco Steel Technology Co., Ltd. (the “Legacy FST”) and the transactions related thereto (the “Business Combination”), which occurred on January 15, 2025 (the “Closing Date”). This reflects the timing of the completion of the transaction and its proximity to the fiscal year end and the complex accounting and disclosure analysis associated with these transactions. As a result of the closing of the Business Combination, the Company ceased to be a shell company on such date.

In addition to matters necessary to complete financial reporting, management is evaluating potential accounting issues impacting the prior periods. The identified potential issues relate to deferred tax assets for net operating loss carry-forwards and prepaid expenses related to transaction fees incurred in connection with the business combination. If concluded to be errors, management will evaluate the materiality of these items to determine the impact on our financial statements. Related to these items, management is also completing its assessment of related controls.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Chuang	+886	5221-2555
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

As a result of the closing of the Business Combination, the Company ceased to be a shell company on the Closing Date and was obligated to file a Shell Company Report on Form 20-F (the “Shell Company Report”) pursuant to Rule 13a-19 under the Exchange Act. The Company intends to include the required contents of the Shell Company Report in the Form 20-F.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company was not subject to reporting obligations under Section 13 or 15 of the Exchange Act for the last fiscal year. Nevertheless, the Company filed a Registration Statement under the Exchange Act on Form 8-A on January 14, 2025 and ceased to be a shell company on the Closing Date. The Form 20-F will reflect the consummation of the closing of the Business Combination and the cessation of the Company’s status as a shell company, including pro forma financial statements reflecting such closing.

The Form 20-F will contain the audited financial results of Legacy FST for the fiscal year ended December 31, 2024. The Company anticipates a significant change in its results of operations for the twelve-month period ended December 31, 2024, as compared to the twelve-month period ended December 31, 2023 as a result of the previously announced restructuring activities. A reasonable estimate of the results of operations could not be made as of the current date as the Company is still compiling its necessary disclosure and financial information and evaluating potential accounting issues and the Company’s independent registered accounting firm will need additional time to complete its audit procedures..

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties, including statements regarding the Company’s expectation that it will timely file its Form 20-F by the extended filing date pursuant to Rule 12b-25. Forward looking statements are based on current expectations, but are subject to risks and uncertainties that could cause actual results to differ materially from those indicated, including but not limited to risks and uncertainties related to the Company’s resources, business and prospects. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements.

FST Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2025	By:	/s/ David Chuang
David Chuang
Chief Executive Officer

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